[LETTERHEAD OF SUTHERLAND ASBILL & BRENNAN LLP]
April 12, 2010
VIA EDGAR
Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     Re: Fifth Street Finance Corp. - Registration Statement on Form N-2
Dear Mr. Minore:
     On behalf of Fifth Street Finance Corp. (the “Company”), we are transmitting for filing under the Securities Act of 1933 (the “Securities Act”) the Company's registration statement on Form N-2 (the “Registration Statement”) for the registration of up to $500,000,000 of shares of common stock of the Company. The Registration Statement relates to the shelf offering of shares of the Company's common stock under Rule 415 of the Securities Act.
     The Company respectfully requests that the staff of the Securities and Exchange Commission afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company's registration statement on Form N-2 (File No. 333-159720) that was declared effective on July 15, 2009 (the “Old Registration Statement”), except that the Registration Statement contains updated financial statements and other data reflecting the Company's operations since the date of the Old Registration Statement.
     Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me at (202) 383-0176 or Harry Pangas at (202) 383-0805.
Sincerely, /s/ Steven B. Boehm Steven B. Boehm